Exhibit 99.4

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2) Name of shareholder having a major interest

FRANKLIN RESOURCES, INC.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF SHAREHOLDER NAMED IN TWO ABOVE AND ITS AFFILIATES INCLUDING FRANKLIN MUTUAL ADVISERS, LLC AND TEMPLETON WORLDWIDE, INC. AND ITS AFFILIATES.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Chase Nominees Ltd – 11,673,263 ORDS

Bank of New York Europe Ltd – 13,830 ORDS

Bank of New York, London – 1,217,005 ORDS

Merrill Lynch, London – 1,038,930 ORDS

Northern Trust Company – 2,284,669 ORDS

Bankers Trust Company – 1,339,066 ORDS

State Street Nominees Ltd – 6,792,591 ORDS

Royal Trust Corp of Canada – 2,612,144 ORDS

Citibank Nominees Ltd – 179,250 ORDS

HSBC Bank, London– 71,163 ORDS

Deutsche Bank AG, London – 278,181 ORDS

Mellon Bank NA– 3,241,973 ORDS

Cede, New York – 4,598,004 ORDS

5) Number of shares/amount of stock acquired

NOT DISCLOSED

6) Percentage of issued class

–

7) Number of shares/amount of stock disposed

Not DISCLOSED

8) Percentage of issued class

–

9) Class of security

Ordinary Shares of £1 each

10) Date of transaction

Not Disclosed

11) Date company informed

30 June 2003

12) Total holding following this notification

35,340,069 Ordinary Shares

13) Total percentage holding of issued class following this notification

2.9667%

14) Any additional information

–

15) Name of contact and telephone number for queries

Adam Westley 020 7009 5052

16) Name and signature of authorised company official responsible for making this notification

Adam Westley, Company Secretariat Manager

Date of notification 30 June 2003